UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-16169

EXELON CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan)

EXELON CORPORATION

(a Pennsylvania Corporation)

10 South Dearborn Street

P.O. Box 805379

Chicago, Illinois 60680-5379

(312) 394-7398

(Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive offices)

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Administrator of the

      Exelon Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Exelon Corporation Employee Savings Plan (the “Plan”) as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting or other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ WASHINGTON, PITTMAN & McKEEVER, LLC

Chicago, Illinois

June 24, 2016

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2015	2014
ASSETS

Investments at fair value
Plan interest in the net assets of the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	$6,378,467,018	$5,996,079,087

Receivables
Participant contributions	11,818,847	9,108,291
Employer contributions
Fixed match contribution	3,202,190	2,476,826
Profit-sharing contribution	48,519,826	7,052,562
Notes receivable from participants	124,754,495	114,055,098

Total receivables	188,295,358	132,692,777

NET ASSETS AVAILABLE FOR BENEFITS	$6,566,762,376	$6,128,771,864

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2015
ADDITIONS
Contributions
Participant	$243,934,977
Employer fixed match	88,214,866
Employer profit-sharing	48,519,826
Rollover receipts	26,118,248

Total contributions	406,787,917

Investment income
Plan interest in the net investment income (loss) from the Exelon Corporation Defined Contribution Retirement Plans Master Trust (see Note 3)	(101,815,037)
Interest income from participant loans	5,014,027

Total investment income (loss)	(96,801,010)

Total additions	309,986,907

DEDUCTIONS
Participant withdrawals and distributions	488,144,724
Administrative expenses	7,666,878

Total deductions	495,811,602

Net decrease before transfers	(185,824,695)
Net assets transferred from other plans (see Note 9)	623,815,207

Net increase after transfers	437,990,512

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,128,771,864

End of year	$6,566,762,376

The accompanying Notes are an integral part of these Financial Statements.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of the Exelon Corporation Employee Savings Plan (the “Plan”) is provided for general information purposes only. The official text of the Plan, as amended, should be read for more complete information.

General

The Plan was established by Commonwealth Edison Company, effective March 1, 1983, to provide a systematic savings program for eligible employees and to supplement such savings with employer matching contributions. On March 30, 2001, the Commonwealth Edison Employee Savings and Investment Plan was combined with the PECO Energy Company Employee Savings Plan to become the Exelon Corporation Employee Savings Plan. On July 1, 2014, the Constellation Energy Group, Inc. Employee Savings Plan was merged into the Plan. On July 1, 2015, the Employee Savings Plan for Constellation Energy Nuclear Group, LLC and Represented Employee Savings Plan for Nine Mile Point were merged into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “Code”). The Exelon Corporation Stock Fund, which is an investment option under the Plan, is invested primarily in Exelon common stock and is intended to be an Employee Stock Ownership Plan under Code Section 4975(e)(7).

Exelon Corporation (“Exelon”) is the sponsor of the Plan and the administrator of the Plan (the “Plan Administrator”) acting through Exelon’s Director of Employee Benefit Plans and Programs. The Plan Administrator has the responsibility for the day-to-day administration of the Plan. Exelon, acting through the Exelon Investment Office, is responsible for the selection and retention of the Plan’s investment options and any investment manager that may be appointed under the Exelon Corporation Defined Contribution Retirement Plans Master Trust (the “Master Trust”). The Northern Trust Company is the Plan trustee (“Trustee”) and Aon Hewitt is the Plan recordkeeper (“Recordkeeper”).

Generally, any regular employee whose employment is subject to a collective bargaining agreement that provides for participation in the Plan and any regular non-represented employee of a subsidiary of Exelon that is designated by Exelon as participating in the Plan (such subsidiary referred to individually as a “Company” and such subsidiaries referred to collectively as the “Companies”) is eligible to elect to participate in the Plan. Participating employees include employees represented by: International Brotherhood of Electrical Workers (“IBEW”) Locals 15, 97 and 614; Utility Workers of America Local 369; Security, Police & Fire Professionals of America Locals 228 and 238; Service Employees International Union Local 1; United Government Security Officers of America Locals 12, 17 and 18; and United Security Services Union Local 1. Newly hired employees who do not make a participation election within 90 days after their date of hire will automatically be enrolled in the Plan as soon as administratively practicable after their 90th day of employment with a pre-tax deferral of 3% of eligible pay per pay period and 1% increase each March 1st, generally beginning with the second calendar year that begins after automatic enrollment first applies to the participant, until a total maximum pre-tax deferral of 5% of eligible pay is reached. Contributions to the Plan will be automatically invested in the custom target retirement fund that corresponds to the participant’s anticipated retirement date (based on the participant’s birth date). A participant who is subject to automatic enrollment may elect within 90 days of the first automatic contribution, to withdraw all automatic contributions adjusted for any investment gains or losses. Such a withdrawal would be subject to federal income tax but not to any early withdrawal penalty. Additionally, the participant will forfeit any employer matching contributions made with respect to such automatic contributions.

Participant Contributions

The Plan permits salaried, non-represented hourly and participating represented employees to contribute between 1% and 50% of eligible pay each pay period on a pre-tax basis, an after-tax basis, a Roth basis or a combination of the three, subject to certain Internal Revenue Service (“IRS”) limitations.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During any calendar year in which a participant attains age 50 or older, he or she may elect to make additional pre-tax contributions, called “catch-up” contributions, to the Plan. In order to be eligible to make catch-up contributions, the participant must anticipate that his or her pre-tax contributions to the Plan will reach the applicable annual IRS limit on that type of contribution or be contributing at the maximum base pay level. Catch-up contributions are not credited with the Company’s fixed or profit-sharing matching contribution.

Company Matching Contributions

Effective January 1, 2010, with respect to non-represented employees, except non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides both a fixed and annual profit-sharing match. Under the fixed match, Exelon matches 60% of the first 5% of a participant’s eligible pay contributed per pay period, by the employee for a maximum annual fixed match percentage of 3% of the participant’s eligible pay. Additionally, with respect to such employees, Exelon may make an annual profit-sharing match of up to 3% of eligible pay contributed per pay period, based on earnings per share goals established by the Compensation Committee of Exelon’s Board of Directors (the “Committee”). Combined, the total employer match (fixed and profit-sharing) is an annual maximum of up to 6% of a participant’s eligible pay. Any profit-sharing match will be contributed to the Plan after the end of each calendar year. The 2015 profit-sharing match contributed in 2016 was $48,519,826. The 2014 profit-sharing match contributed in 2015 was $7,052,562. Generally, a participant must be employed on the last day of a calendar year to receive the profit-sharing match for that year. In the event a participant terminates employment during the calendar year due to death, long-term disability or retirement (age 50 and completion of 10 years of service with the Company) or in the event a participant terminates employment with the Company and receives benefits under the severance plan, the participant will be eligible to receive a profit-sharing match.

With respect to non-represented, non-exempt craft and clerical employees assigned to the Peach Bottom, Limerick, Outage Services East, Philadelphia Electric Company or Texas generating plant, Exelon provides a fixed match of 100% of the first 5% of a participant’s eligible pay contributed per pay period. Employer matching contributions for represented employees are based on the applicable collective bargaining agreement.

Investment Options

The Plan’s investments are held in the Master Trust, which was established in 2006, for the investments of the Plan and other savings plans sponsored by Exelon. The Plan investments are fully participant-directed, and the Plan is intended to satisfy Section 404(c) of ERISA.

The investment options include a menu of funds that include custom Target Retirement Fund options, three actively-managed custom funds, two passively-managed funds, the Northern Trust U.S. Government Short-Term Investment Fund and the Exelon Corporation Stock Fund. Below is a brief description of each of the investment options available as of December 31, 2015 and 2014. These descriptions are not, and are not intended to be, complete descriptions of each investment option’s risk, objective and strategy.

•	Target Date Funds - Diversified funds managed by multiple investment managers that seek to provide investment return, shifting from an emphasis on capital appreciation to an emphasis on income and inflation protection as the fund approaches and passes its target retirement age. Target allocations of the funds are designed using certain assumptions, including that most Exelon plan participants receive a 401(k) company matching contribution under the Plan, earn pension benefits over their careers under a cash balance or other pension plan, and typically begin receiving retirement benefits around age 61. The funds reduce exposure to equity and real estate, and increase exposure to fixed income and certain other investments, as the target retirement date approaches, and for ten years thereafter.

•	Actively-managed custom funds - These funds use a multi-manager approach whereby the fund’s assets are allocated to several investment managers that act independently of each other and follow their own distinct investment style in investing in securities. The portfolios are principally managed using an active approach with the objective of collectively exceeding the record of the fund benchmark.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

•	Passively-managed funds - These funds seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.

•	Northern Trust U.S. Government Short-Term Investment Fund - This fund is an investment vehicle for cash reserves that offers a rate of return based on a portfolio of obligations of the U.S. Government, its agencies or instrumentalities, and related money market instruments. Principal preservation and liquidity management are the fund’s prime objectives.

•	Exelon Corporation Stock Fund - This fund primarily invests in Exelon Corporation common stock with some short-term liquid investments. This fund is not diversified and is considered riskier than a “diversified” portfolio.

Notes Receivable from Participants

A participant may, upon application, borrow from the Plan. Only one loan is permitted to a participant in any calendar year with a maximum of five (as of April 6, 2009, three for the majority of non-represented employees and employees whose collective bargaining agreement limits loans to three) outstanding at any time, and the amount of any loan shall not be less than $1,000. The aggregate amount of all outstanding loans may not exceed the lesser of (i) 50% of a participant’s vested balance in the Plan or (ii) $50,000 minus the excess of the highest outstanding balance of all loans from the Plan to the participant during the previous 12-month period over the outstanding balance of all loans from the Plan to the participant on the day the loan is made. For loans other than home loans, the maximum term is five years. For a home loan, the maximum term is fifteen years and the minimum is five years. The interest rate on all loans is the prime rate for commercial loans plus 1%. Principal and interest is paid ratably through monthly payroll deductions or direct payment, as applicable. No lump-sum or installment distribution from the Plan will be made to a participant who has received a loan, or to a beneficiary of any such participant, until the loan, including interest, has been repaid out of the funds otherwise distributable. In the event a participant defaults on the repayment of a loan, the loan will be considered a taxable distribution and may be subject to an early withdrawal penalty. To date, the Plan has not experienced any collectability issues with participant loans.

Withdrawals by Participants While Employed

Generally, a participant may withdraw up to the entire balance of his or her after-tax contributions account once each calendar year. After making such a withdrawal, the participant must wait six months before making a new election to resume after-tax contributions to the Plan if the distribution is received by the participant before attainment of age 59 1⁄2. A participant may also withdraw up to an amount equal to the balance in his or her rollover account.

Generally, a participant may make withdrawals from his or her before-tax, catch-up, matching, Roth, Roth catch-up and Roth rollover contributions accounts, but only if the participant has attained age 59 1⁄2 or, prior to that age, only in an amount required to alleviate financial hardship as defined in the Code and regulations promulgated thereunder. Financial hardship withdrawals from a before-tax contributions account suspend the participant’s right to make contributions to the Plan for six months.

While any loan to the participant remains outstanding, the maximum amount available for withdrawal shall be the balance in such account less the balance of all outstanding loans.

Distributions upon Termination of Employment

Upon termination of employment, including the retirement, total disability or death of a participant, a participant is entitled to the distribution of his or her entire account balance. Such distribution will be made, as

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

elected by the participant, in the form of either a single lump-sum payment, an ad hoc partial distribution, or in substantially equal annual, quarterly or monthly installments over any period of time specified by the participant, subject to meeting any restrictions required by applicable law, including but not limited to the minimum distribution requirements under the Internal Revenue Code. If a participant elects installment payments, the participant can elect to change the amount, frequency and number of payments at any time. A participant may elect ad hoc partial withdrawals of any amount at any time. A participant may elect to defer distributions until age 70 1⁄2. If the value of a participant’s account is $1,000 or less, the participant will receive a lump sum distribution from the Plan upon termination of employment. If the value of a participant’s account is greater than $1,000, the participant can leave his or her account in the Plan. Generally, distributions will be taxed as ordinary income in the year withdrawn and may also be subject to an early withdrawal penalty if taken before age 59 1⁄2, unless eligible rollover distributions are rolled over to another qualified plan or an Individual Retirement Account (“IRA”). A 20% mandatory federal income tax withholding applies to withdrawals that are eligible for rollover, but which are not directly rolled over to another qualified plan or an IRA. If a participant does not specify the form and timing of the participant’s distribution, the benefit generally will be paid in installments beginning no later than April 1 of the calendar year following the calendar year in which the participant attains age 70 1⁄2.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (i) the Company’s corresponding contributions and (ii) Plan earnings, and charged with an allocation of Plan administrative costs. Allocations are based on participant elections or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting of Participants’ Accounts

Participants are fully vested in their accounts at all times.

Investment Income

Dividends and earnings received on all funds, with the exception of the Exelon Corporation Stock Fund, are automatically reinvested in the fund to which those earnings apply.

Employee Stock Ownership Plan

If a participant invests any portion of his or her account in the Exelon Corporation Stock Fund and is eligible to receive dividend distributions from the Plan, then the participant is deemed to have elected to have the dividends reinvested in the Exelon Corporation Stock Fund. If the participant prefers to receive any such dividends in cash, he or she can so elect by contacting the Recordkeeper. Dividends distributed to the participant in cash from the Plan are subject to income tax as a dividend and not subject to an early withdrawal penalty.

2.	Summary of Significant Accounting Policies

General

The Plan follows the accrual method of accounting, in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Withdrawals and distributions are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s interest in the Master Trust is stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the Plan interest in investment income from the Master Trust. See Note 3 - Fair Value of Interest in Master Trust for further information.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

A participant’s account balance will be charged with certain fees and expenses. Asset-based fees (e.g., management fees and other fund operating expenses) are used to cover the expenses related to running an investment fund, and are generally deducted directly from a participant’s investment returns. The asset-based fees relating to the target date and custom funds are primarily presented within the investment and administrative fees of the Master Trust. See Note 3 - Fair Value of Master Trust for further information.

Plan administration fees cover the day-to-day expenses of administering the Plan and are covered by amounts deducted directly from participant accounts. Transaction-based fees also may be charged with respect to optional features offered under the Plan (e.g., loans) and are charged directly against a participant’s account balance.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus accrued interest. No allowance for credit losses has been recorded as of December 31, 2015 or 2014.

Reclassifications

Certain prior year amounts have been reclassified for comparative purposes. These reclassifications did not affect net assets available for benefits.

Recent Accounting Pronouncements

Fair Value Measurements and Disclosures

In May 2015, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance that removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Investments measured at net asset value per share using the practical expedient will be presented as a reconciling item between the fair value hierarchy disclosure and the investment line item on the statement of financial position. The guidance also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The new guidance is effective for non-public entities for periods beginning after December 15, 2016 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company is currently assessing the effects this guidance may have on the Plan’s financial statement disclosures.

In July 2015, the FASB issued authoritative guidance to simplify the investment disclosure requirements under Topic 820 and under Topics 960, 962, and 965 for employee benefit plans. The new guidance removes the requirement to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation for investments by general type. The amendment also requires that investments (both participant-directed and nonparticipant-directed investments) of employee benefit plans be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. The new guidance is effective for periods beginning after December 15, 2015 and is required to be applied retrospectively for all periods presented. Early adoption is permitted. The Company adopted this standard for plan reporting effective December 31, 2015. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Plan’s financial results.

3.	Fair Value of Interest in Master Trust

The Plan established a Master Trust Agreement with the Trustee for the purpose of investing assets of the Plan and other savings plans sponsored by Exelon. The investment options for the three savings plans that participate in the Master Trust are the same, with the exception of the Exelon Corporation Stock Fund which through December 31, 2015 was only offered in the Plan. The Master Trust is comprised of two master trust investment accounts (“MTIA”) - one of which contains primarily real estate investments (“MTIA B”) and another for the remaining other investments (“MTIA A”). The real estate account within the Master Trust is comprised

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

primarily of real estate assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported separately for Form 5500 purposes. Interest and dividends along with net depreciation or appreciation in the fair value of investments are allocated to the Plan on a daily basis based upon the Plan’s equitable share of the various investment funds and portfolios that comprise the Master Trust. The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis.

At December 31, 2015 and 2014, the Plan’s interest in the net assets of the Master Trust was approximately 98.01% and 97.83% respectively. The net assets of the Master Trust as of December 31, 2015 and 2014 are as follows:

	December 31, 2015			December 31, 2014
	MTIA A	MTIA B	Total	MTIA A	MTIA B	Total
ASSETS

Investments, at fair value
Interest bearing cash	$453,418,073	$—	$453,418,073	$430,230,253	$—	$430,230,253
U.S. government securities	602,296,873	—	602,296,873	552,688,801	—	552,688,801
Corporate debt instruments - preferred	11,688,048	—	11,688,048	14,888,256	—	14,888,256
Corporate debt instruments - other	530,776,394	2,513,873	533,290,267	504,156,669	3,952,772	508,109,441
Corporate stock - preferred	1,332,252	6,823,875	8,156,127	1,936,934	3,991,759	5,928,693
Corporate stock - common	1,717,448,199	1,623,294	1,719,071,493	1,736,708,387	298,477	1,737,006,864
Corporate stock - Exelon Corporation (1)	283,346,974	—	283,346,974	305,035,246	—	305,035,246
Real estate	—	169,662,729	169,662,729	—	180,394,548	180,394,548
Common/collective trust funds, including short-term investment funds	2,512,571,383	1,425,230	2,513,996,613	2,166,905,208	1,087,917	2,167,993,125
Registered investment company securities	52,799,046	—	52,799,046	33,976,767	243,810	34,220,577
Other investments	229,393,127	17,861,649	247,254,776	231,950,102	6,796,126	238,746,228

Total Master Trust investments	6,395,070,369	199,910,650	6,594,981,019	5,978,476,623	196,765,409	6,175,242,032

Other Assets
Cash	768,619	—	768,619	5,270,263	—	5,270,263
Accrued dividend and interest	14,795,991	—	14,795,991	12,838,393	—	12,838,393
Due from brokers for securities sold	127,608,249	—	127,608,249	10,409,088	—	10,409,088
Other	341,582	—	341,582	828,424	—	828,424

Total other assets	143,514,441	—	143,514,441	29,346,168	—	29,346,168

Total Master Trust assets	6,538,584,810	199,910,650	6,738,495,460	6,007,822,791	196,765,409	6,204,588,200

LIABILITIES
Accrued investment and administrative expenses	5,745,654	431,240	6,176,894	4,861,568	498,931	5,360,499
Due to broker for securities purchased	222,908,114	—	222,908,114	70,340,189	—	70,340,189
Other liabilities	1,399,324	—	1,399,324	290,000	283,004	573,004

Total Master Trust liabilities	230,053,092	431,240	230,484,332	75,491,757	781,935	76,273,692

Total Master Trust net assets	$6,308,531,718	$199,479,410	$6,508,011,128	$5,932,331,034	$195,983,474	$6,128,314,508

(1)	The Exelon Corporation Stock Fund held $282.7 million and $303.8 million of this investment as of December 31, 2015 and 2014, respectively. The custom funds held $0.7 million and $1.2 million of this investment as of December 31, 2015 and 2014, respectively.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The net investment income and appreciation of the Master Trust for the year ended December 31, 2015 is as follows:

	Year Ended December 31, 2015
	MTIA A	MTIA B	Total
Common stock dividends	$50,118,252	$400,052	$50,518,304
Other interest and dividends	47,754,304	295,565	48,049,869
Net appreciation (depreciation) in the fair value of investments	(205,904,235)	24,571,079	(181,333,156)

Total net investment income (loss) and appreciation (depreciation)	(108,031,679)	25,266,696	(82,764,983)

Investment and administrative expenses not directly allocated to the plans	(17,708,902)	(1,704,780)	(19,413,682)

Total Master Trust net investment income (loss) and appreciation (depreciation)	$(125,740,581)	$23,561,916	$(102,178,665)

For the year ended December 31, 2015, the Plan’s interest in the net investment income of the Master Trust is 99.65%.

Recurring Fair Value Measurements

To increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

•	Level 1 - unadjusted quoted prices in active markets for identical assets for which the Plan has the ability to access as of the reporting date.

•	Level 2 - inputs other than quoted prices included within Level 1 that are directly observable for the asset or indirectly observable through corroboration with observable market data.

•	Level 3 - unobservable inputs, such as internally-developed pricing models for the asset.

The valuation methods for each investment category are described below.

Interest bearing cash. Interest bearing cash is valued daily based on observable market prices and is categorized as Level 1.

U.S. government securities. U.S. government securities are valued daily based on quoted prices in active markets. Investments in U.S. Treasury securities have been categorized in Level 1 because they trade in highly liquid and transparent markets. Investments in U.S. government affiliates are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and other corporate debt instruments. Corporate debt instruments are based on evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2.

Preferred and common corporate stock. The Master Trust’s stock investments are primarily traded on exchanges that contain only actively traded securities, due to the volume trading requirements imposed by these exchanges. Preferred and common corporate stocks, including rights and warrants, are valued daily based on quoted prices in active markets and are categorized as Level 1.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Real estate. Income producing real estate funds are valued by the fund managers on a daily basis. Fund values are based on valuation of the underlying investments which may include inputs such as operating results, discounted future cash flows and market-based comparable data. The valuation inputs are not highly observable, so these funds have been categorized as Level 3. Certain real estate investments are redeemable from the investment vehicle quarterly.

Common/collective trust funds. Common/collective trust funds are maintained by investment companies and hold investments in accordance with a stated set of fund objectives. For common/collective trust funds which are not publicly quoted, the fund administrators value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. These funds have been categorized as Level 2.

Registered investment company securities. Registered investment company securities are investment funds maintained by investment companies that hold investments in accordance with a stated set of fund objectives. For funds with values which are not publicly quoted, the fund custodians value the funds using the net asset value per fund share, derived from the quoted prices in active markets of the underlying securities. These funds have been categorized as Level 2.

Other investments. Other investments include futures contracts, swap contracts, holdings in real estate investment trusts, and state, municipal and foreign government fixed income securities. Futures contracts are valued daily based on quoted prices in active markets and trade in open markets, and have been categorized as Level 1. Real estate investment trusts are valued daily based on quoted prices in active markets and have been categorized as Level 1. State, municipal and foreign government fixed income securities are valued daily using evaluated prices that reflect observable market information, such as actual trade information of similar securities, adjusted for observable differences and are categorized as Level 2. Derivative instruments other than futures contracts are valued based on external price data of comparable securities and have been categorized as Level 2.

Transfer policy

The Company’s policy is to recognize transfers into and out of levels as of the end of the reporting period.

Additional Information Regarding Level 3 Fair Value Measurements

Because the Company relies on third party fund managers to develop the quantitative unobservable inputs without adjustment for the valuations of its Master Trust Level 3 investments, quantitative information about significant unobservable inputs used in valuing these investments is not readily available. This includes information regarding the sensitivity of the fair values to changes in the unobservable inputs. The Company gains an understanding of the fund managers’ inputs and assumptions used in preparing the valuations and performs procedures to assess the reasonableness of the valuations. The Company has reviewed the investment managers’ valuation techniques and obtained the most recent audited financial statements to confirm that an unqualified audit opinion was issued and the investments were valued at fair value.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s Statements of Net Assets Available for Benefits include its share of investments maintained in the Master Trust measured at fair value on a recurring basis. The following tables present the fair value of assets in the Master Trust and their level within the fair value hierarchy as of December 31, 2015 and 2014:

As of December 31, 2015

	Level 1	Level 2	Level 3	Total
Master Trust Investments:

Interest bearing cash	$453,418,073	$—	$—	$453,418,073
U.S. government securities	339,135,405	263,161,468	—	602,296,873
Corporate debt instruments - preferred	—	11,688,048	—	11,688,048
Corporate debt instruments - other	—	533,290,267	—	533,290,267
Corporate stock - preferred	8,156,127	—	—	8,156,127
Corporate stock - common	1,719,071,493	—	—	1,719,071,493
Corporate stock - Exelon Corporation	283,346,974	—	—	283,346,974
Real estate	—	—	169,662,729	169,662,729
Common/collective trust funds	—	2,513,996,613	—	2,513,996,613
Registered investment company securities	—	52,799,046	—	52,799,046
Other investments	133,324,643	113,930,133	—	247,254,776

Total Master Trust investments	$2,936,452,715	$3,488,865,575	$169,662,729	$6,594,981,019

As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Master Trust Investments:

Interest bearing cash	$430,230,253	$—	$—	$430,230,253
U.S. government securities	341,904,042	210,784,759	—	552,688,801
Corporate debt instruments - preferred	—	14,888,256	—	14,888,256
Corporate debt instruments - other	—	508,109,441	—	508,109,441
Corporate stock - preferred	5,928,693	—	—	5,928,693
Corporate stock - common	1,737,006,864	—	—	1,737,006,864
Corporate stock - Exelon Corporation	305,035,246	—	—	305,035,246
Real estate	—	—	180,394,548	180,394,548
Common/collective trust funds	—	2,167,993,125	—	2,167,993,125
Registered investment company securities	—	34,220,577	—	34,220,577
Other investments	109,839,170	128,907,058	—	238,746,228

Total Master Trust investments	$2,929,944,268	$3,064,903,216	$180,394,548	$6,175,242,032

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The following table presents the fair value reconciliation of Level 3 Master Trust assets measured at fair value on a recurring basis during the year ended December 31, 2015:

Master Trust balance as of January 1, 2015	$180,394,548
Total realized gains, net	2,995,719
Total unrealized gains, net	21,242,853
Purchases, sales and settlements
Purchases	13,159,609
Sales	(48,130,000)

Master Trust balance as of December 31, 2015	$169,662,729

The following table presents the fair value reconciliation of Level 3 Master Trust assets measured at fair value on a recurring basis during the year ended December 31, 2014:

Master Trust balance as of January 1, 2014	$—
Total unrealized gains, net	10,357,058
Purchases, sales and settlements
Purchases	218,456,046
Sales	(32,047,695)
Transfers to Level 1 and 2 (a)	(16,370,861)

Master Trust balance as of December 31, 2014	$180,394,548

(a)	In 2014, certain investments held in the real estate account within the Master Trust were re-classified from Real Estate to primarily Corporate Debt and Other, and re-categorized accordingly into Level 1 and Level 2 of the fair value hierarchy.

There were no significant transfers between Level 1 and Level 2 during the years ended December 31, 2015 and 2014.

4.	Risks and Uncertainties

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest, market and credit risk. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in values in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

From time to time, investment managers may use derivative financial instruments including futures, forward foreign exchange, and swap contracts. Derivative instruments may be used to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments. Risks of entering into derivatives include the risk of an illiquid market, inability of a counterparty to perform, or unfavorable movement in foreign currency exchange rates, interest rates, or the underlying securities.

Some investment managers may engage in securities lending programs in which the funds lend securities to borrowers, with the objective of generating additional income. The borrowers of fund securities deliver collateral to secure each loan in the form of cash, securities, or letters of credit, and are required to maintain the collateral at a level no less than 100% of the market value of the loaned securities. Cash collateral is invested in common/collective trust funds or collateral pools. Participation in securities lending programs involves exposure to the risk that the borrower may default and there may be insufficient collateral to buy back the security. Lenders

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

of securities also face the risk that invested cash collateral may become impaired or that the interest paid on loans may exceed the amount earned on the invested collateral. The Plan’s exposure is limited to the funds that lend securities.

5.	Reconciliation of Financial Statements to Form 5500

As described in Note 3, the Master Trust is comprised of two master trust investment accounts (“MTIA”) - one of which contains real estate investments and another for the remaining other investments. The real estate account within the Master Trust is comprised primarily of assets that do not have an observable value (either directly or indirectly) on an established market, and therefore, is being reported as a separate Form 5500. The Master Trust net assets and investment income and appreciation disclosed in the Notes to the financial statements as of and for the year ended December 31, 2015 are presented as a Total Master Trust. The following shows a breakdown of the Total Master Trust net assets and net income as reported on the Master Trust Form 5500 filings:

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
Master Trust - Other Investments net assets per Form 5500	$6,308,531,718	$5,932,331,034
Master Trust - Real Estate net assets per Form 5500	199,479,410	195,983,474

Total Master Trust net assets per Note 3	$6,508,011,128	$6,128,314,508

Year Ended
December 31, 2015
Master Trust - Other Investments net income (loss) per Form 5500	$(125,740,581)
Master Trust - Real Estate net income (loss) per Form 5500	23,561,916

Total Master Trust net investment income (loss) and appreciation (depreciation) per Note 3	$(102,178,665)

6.	Income Tax Status

The Plan obtained its latest determination letter on October 25, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan is qualified under Section 401(a) and 401(k) of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan design remains in compliance with the applicable requirements of the Code. Therefore, it is believed that the Plan was qualified and the related Master Trust was tax-exempt as of the financial statement date. The Plan Administrator filed an application for a new determination letter on January 29, 2016, in accordance with the requirements of the Code.

7.	Plan Termination

The Plan may be amended, modified or terminated by Exelon at any time. The Plan may also be terminated if the IRS disqualifies the Plan. Termination of the Plan with respect to a participating employer may occur if there is no successor employer in the event of dissolution, merger, consolidation or reorganization of such employer company. In the event of full or partial termination of the Plan, assets of affected participants of the terminating employer or employers shall remain 100% vested and distributable at fair market value in the form of cash, securities or annuity contracts, in accordance with the provisions of the Plan.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

8.	Related-Party Transactions

Investment options in the Plan include common/collective trust funds managed by the Trustee or its affiliates. The Master Trust also holds shares of Exelon Corporation common stock. These transactions qualify as exempt party-in-interest transactions, in accordance with ERISA. There have been no known prohibited transactions with a party-in-interest.

9.	Plan Transfers

Effective July 1, 2015, the Employee Savings Plan for Constellation Energy Nuclear Group, LLC and Represented Employee Savings Plan for Nine Mile Point were merged into the Plan. The total assets of both the Employee Savings Plan for Constellation Energy Nuclear Group, LLC and the Represented Employee Savings Plan for Nine Mile Point were transferred to the Plan, including notes receivable from participants. In 2015, there were transfers totaling $624,351,132 to the Plan ($499,287,570 from the Employee Savings Plan for Constellation Energy Nuclear Group, LLC, $122,878,813 from the Represented Employee Savings Plan for Nine Mile Point, $1,195,335 from the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek and $989,414 from the Exelon Employee Savings Plan for Represented Employees at Clinton). In 2015, there were transfers totaling $535,925 from the Plan ($437,044 to the Exelon Employee Savings Plan for Represented Employees at TMI and Oyster Creek and $98,881 to the Exelon Employee Savings Plan for Represented Employees at Clinton).

10.	Subsequent Events

Effective July 1, 2016, Northwest Plan Services, Inc. will become the Plan recordkeeper.

EXELON CORPORATION EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

As of December 31, 2015

Schedule H, Part IV, Item 4i of Form 5500

Employer Identification Number 23-2990190, Plan #003

		(c)
		Description of Investment
	(b)	Including Maturity Date, Rate	(e)
	Identity of Issue, Borrower, Lessor,	of Interest, Collateral	Current
(a)	or Similar Party	Par or Maturity Value	Value
	* Interest in net assets of Master Trust, at fair value		$6,378,467,018
	Notes receivable from participants	Interest rates: 4.50% - 10.50%	124,754,495

	Total investments		$6,503,221,513

*	Represents party-in-interest

Column (d), cost, has been omitted as investments are participant directed.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2015:

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Exelon Corporation Employee Savings Plan

Date: June 24, 2016

/s/ Jennifer Franco
Jennifer Franco
Plan Administrator